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As filed with the Securities and Exchange Commission on January 23, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc.
(Name of Filing Person (Offeror))

Certain Options to Purchase Common Stock, No Par Value Per Share,
Having an Exercise Price of $0.91 Per Share or More
(Title of Class of Securities)

898697-10-7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Elliot Noss
President and Chief Executive Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
Canada
Telephone: (416) 535-0123
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Alan S. Pretter, Esq.
Morgan, Lewis & Bockius LLP
One Oxford Centre, 32nd Floor
Pittsburgh, PA 15219
(412) 560-3300

Calculation of Filing Fee

Transaction Valuation* $2,792,888	Amount of Filing Fee** $558.58
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,143,440 shares of common stock of Tucows Inc. having an aggregate value of $2,792,888 as of January 7, 2003 will be exchanged in this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
**
Previously Paid.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐ third party tender offer subject to Rule 14d-1.

        ☒ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 7, 2003 (the "Schedule TO") relating to the offer by Tucows Inc. ("Tucows") to exchange all outstanding options to purchase shares of Tucows common stock held by current employees of Tucows and its subsidiaries under the Tucows Inc. Amended and Restated 1996 Equity Compensation Plan having an exercise price of $0.91 or more per share for new options to purchase shares of Tucows common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 7, 2003 (the "Offer to Exchange"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related election form (the "election form"), a copy of which was attached thereto as Exhibit (a)(1)(B).

Item 1.    Summary Term Sheet.

        Item 1 is hereby amended as follows:

        1.    The third sentence of Question 5 in Section A of the Summary Term Sheet ("General Questions about the Exchange") is amended and restated to read as follows: "If we accept and cancel eligible options tendered for exchange in the offer on February 5, 2003, the new grant will be made on or promptly after August 6, 2003 but no later than August 11, 2003."

        2.    The second sentence of Question 3 in Section B of the Summary Term Sheet ("Specific Questions about Eligibility") is amended and restated to read as follows: "To receive a grant of new options under the offer and under the terms of the 1996 equity compensation plan, you must remain an employee of Tucows or one of our subsidiaries from the date you elect to exchange options through the replacement grant date, which we believe will be on August 6, 2003."

        3.    Question 5 ("Must I surrender options granted in the last six months if I elect to exchange eligible options?") in Section C of the Summary Term Sheet ("Specific Questions about Electing to Exchange Options") is deleted in its entirety.

        4.    The second paragraph of former Question 9 ("Will I have to pay taxes if I exchange my options in the offer?") in Section C of the Summary Term Sheet ("Specific Questions about Electing to Exchange Options") is deleted in its entirety.

        5.    The second sentence of Question 4 in Section D of the Summary Term Sheet ("Specific Questions about the New Options") is amended and restated to read as follows: "If we accept and cancel eligible options tendered for exchange in the offer on February 5, 2003, the new grant will be made on or promptly after August 6, 2003 but no later than August 11, 2003."

        6.    The first sentence of the first paragraph Question 1 in Section E of the Summary Term Sheet ("Specific Questions about the Procedures for Electing to Exchange") is amended and restated to read as follows: "The offer expires on February 5, 2003, at 5:00 p.m., Eastern Time, unless we extend it."

        7.    The first sentence of the first paragraph of Question 2 in Section E of the Summary Term Sheet ("Specific Questions about the Procedures for Electing to Exchange") is amended and restated to read as follows: "If you decide to tender your options, you must deliver, before 5:00 p.m., Eastern Time, on February 5, 2003, a properly completed and signed election form and any other documents required by the election form to Tucows Inc., 96 Mowat Avenue, Toronto, ON, M6K 3M1, Attention: Brenda Lazare (facsimile: (416) 531-1257)."

        8.    The first sentence of the second paragraph of Question 2 in Section E of the Summary Term Sheet ("Specific Questions about the Procedures for Electing to Exchange") is amended and restated to read as follows: "If we extend the offer beyond February 5, 2003, you must deliver these documents before the extended expiration of the offer."

        9.    The first sentence of Question 3 in Section E of the Summary Term Sheet ("Specific Questions about the Procedures for Electing to Exchange") is amended and restated to read as follows:

"You may withdraw your tendered eligible options at any time before 5:00 p.m., Eastern Time, on February 5, 2003."

        10.  The fifth sentence of Question 3 in Section E of the Summary Term Sheet ("Specific Questions about the Procedures for Electing to Exchange") which read as follows: "Once you have withdrawn eligible options, you may not later re-tender those options." is deleted in its entirety.

Item 2.    Subject Company Information.

        Item 2(a) is hereby amended as follows:

        1.    The second paragraph of Section 9 of the Offer to Exchange ("Information Concerning Tucows") is amended and restated to read as follows: "Financial Information. The following table sets forth selected consolidated financial data for Tucows Inc. The selected historical statement of operations data for the years ended December 31, 2000 and 2001 and the selected historical balance sheet data as of December 31, 2000 and 2001 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2001 that have been audited by KPMG LLP, our independent auditors. The selected historical statement of operations data for the nine months ended September 30, 2001 and 2002 and the selected historical balance sheet data as of September 30, 2002 have been derived from the unaudited condensed consolidated financial statements included in our quarterly report on Form 10-Q for the period ended September 30, 2002. The information presented below should be read together with our consolidated financial statements and the notes related thereto as well as the section of our Form 10-K and our other reports entitled Management's Discussion and Analysis of Financial Condition and Results of Operations. We have presented the following data in thousands, except per share data.

	Year Ended December 31	Year Ended December 31	Nine Months Ended September 30	Nine Months Ended September 30
	2000	2001	2001	2002
Statement of Operations Data:
Net revenues	$14,440	$31,590	$21,780	$28,286
Cost of revenues	7,785	21,106	14,500	17,645

Gross profit	6,655	10,484	7,280	10,641
Operating expenses:
Sales and marketing	11,121	6,380	5,293	2,832
Technical operations and development	4,132	5,053	4,054	2,884
General and administrative	4,704	4,013	2,850	3,231
Depreciation of property and Equipment	1,701	3,203	2,462	2,274
Loss of write-off of property and Equipment	—	130	—	—
Amortization of intangible assets	11,617	3,657	3,189	222
Write-down of intangible assets	11,325	1,325	—	—
Loss on change in fair value of forward contracts	—	—	—	400

Total operating expenses	44,600	23,761	17,848	11,843

Loss from operations	(37,945)	(13,277)	(10,568)	(1,202)
Other income (expenses)
Interest income, (expense), net	215	(136)	(157)	60
Gain on disposal of Electric Library subscription assets	—	—	—	725
Gain on disposal of Liberty Registry Management Services Inc.	—	—	—	1,955
Loss on disposal of Eklektix Inc.	—	—	—	(44)
Write-down of investment in bigchalk.com	—	—	—	(1,013)

Total other income (expenses)	215	(136)	(157)	1,683

Income (loss) before provision for income taxes	(37,730)	(13,413)	(10,725)	481
Provision for income taxes	—	—	—	—

Loss for the period	$(37,730)	$(13,413)	(10,725)	481

Basic and diluted earnings (loss) per common share	$(8.79)	$(0.24)	$(0.20)	$0.01
Basic and diluted loss per common share from continuing operations	(8.84)	(0.24)	(0.20)	(0.02)
Shares used in computing basic and diluted loss per common share	4,291,500	56,152,735	53,297,131	64,626,429

	Year Ended December 31	Year Ended December 31	Nine Months Ended September 30
	2000	2001	2002
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	$2,170	$4,814	$7,422
Restricted cash	—	—	840
Accounts receivable	767	818	374
Promissory note, secured and bearing interest as the rate of 6% per annum due on October 31, 2002	—	—	1,121
Prepaid expenses and deposits	984	2,042	1,637
Prepaid domain name registry fees, current portion	7,874	10,035	11,146

Total current assets	11,795	17,709	22,540
Restricted cash	—	—	225
Prepaid domain name registry fees, long-term portion	1,584	2,600	3,532
Property and equipment	3,842	3,691	1,748
Investments	100	1,367	354
Intangible assets	5,205	222	—

Total assets	$22,526	$25,589	$28,399

Liabilities and Stockholders' Deficiency
Current liabilities:
Accounts payable	$2,797	$1,959	$1,249
Accrued liabilities	3,468	2,243	2,554
Customer deposits	2,150	1,951	2,021
Obligations under capital lease, current portion	—	59	—
Deferred revenue, current portion	13,110	18,444	18,494
Deferred gain on disposition of Electric Library subscription assets	—	—	1,122

Total current liabilities	21,525	24,656	25,440
Deferred revenue, long-term portion	2,698	4,270	5,745
Obligation under capital lease, net of current portion	—	52	—
Stockholders deficiency:
Series A preferred stock	41	—	—
Common stock	4	8,541	8,541
Additional paid-in capital	44,345	49,992	49,992
Common stock to be used	1,513	—	—
Option	1,072	—	—
Deferred stock-based compensation	(508)	(346)	(224)
Deficit	(48,164)	(61,576)	(61,095)

Total stockholders' deficiency	(1,697)	(3,389)	(2,786)

Total liabilities and stockholders' deficiency	$22,526	$25,589	$28,399

        2.    The last paragraph of Section 9 of the Offer to Exchange ("Information Concerning Tucows") is amended and restated to read as follows: "See section 16 beginning on page 37 for instructions on how you can obtain copies of our SEC reports that contain the audited and unaudited financial statements we have summarized above."

        Item 2(b) is hereby amended as follows:

        1.    The information set forth in Item 1 above is incorporated herein by reference.

        2.    The last two sentences of the second paragraph of Section 1 of the Offer to Exchange ("Number of Options; Expiration Date") which read as follows: "If you choose to tender any option grant, you must also tender all option grants received after August 7, 2002, even if the option grants have an exercise price below $0.91. If you attempt to tender some of your options, but do not include all of the options granted to you after August 7, 2002, your entire tender will be rejected." are deleted in their entirety.

        3.    The sixth paragraph of Section 1 of the Offer to Exchange ("Number of Options; Expiration Date") which read as follows: "Special considerations may apply to employees located outside of the United States or Canada. In some countries, the application of local taxation rules may have an impact upon the re-grant. If you are an employee outside of the United States or Canada, we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of the country in which you live and work." is deleted in its entirety.

        4.    The first sentence of the eighth paragraph (former ninth paragraph) of Section 1 of the Offer to Exchange ("Number of Options; Expiration Date") is amended and restated to read as follows: "The expiration date of the offer is 5:00 p.m., Eastern Time, on February 5, 2003, unless and until we, in our discretion, have extended the period of time during which the offer will remain open."

        5.    The fourth, fifth and sixth sentences of the fifth paragraph of Section 5 of the Offer to Exchange ("Acceptance of Options for Exchange and Issuance of New Options") which read as follows: "In addition, if you elect to tender any eligible option grant, you will be required to tender all unexercised option grants that you have received during the six months immediately before the date we accept options for exchange. In other words, if you attempt to tender some of your eligible options but do not include all of the options granted to you after August 7, 2002 even if those option grants have an exercise price below $0.91, your entire tender will be rejected. If we allowed employees to keep options granted within six months of the option cancellation, we would suffer significant adverse accounting consequences, which would prevent us from offering the option exchange program." are deleted in their entirety.

        6.    The former eighth paragraph of Section 8 of the Offer to Exchange ("Source and Amount of Consideration; Terms of New Options") which read as follows: "Special considerations may apply to employees located outside of the United States or Canada. In some countries, the application of local taxation rules may have an impact upon the re-grant. If you are an employee outside of the United States or Canada, we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of the country in which you live and work." is deleted in its entirety.

        7.    The former last paragraph of Section 8 of the Offer to Exchange ("Source and Amount of Consideration; Terms of New Options") which read as follows: "Special considerations may apply to employees located outside of the United States or Canada. In some countries, the application of local taxation rules may have an impact upon the re-grant. If you are an employee outside of the United States or Canada, we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of the country in which you live and work." is deleted in its entirety.

Item 3.    Identity and Background of Filing Person.

        Item 3(a) is hereby amended as follows:

        1.    The information set forth in Item 2(a) above is incorporated herein by reference.

        2.    A new last sentence of the second paragraph of Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") has been added as follows: "Of the 3,039,814 options eligible for exchange which are beneficially owned by our executive officers and directors, Mr. Noss owned 1,888,261, Mr. Cooperman owned 643,725, Mr. Sen owned 400,540 and Ms. Elliot owned 107,288."

        3.    New third and fourth paragraphs have been added to Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") as follows: "The following table below sets forth the beneficial ownership of each of our executive officers and directors of options outstanding under our 1996 equity compensation plan as of January 6, 2003. The percentages in the table below are based on a total of outstanding options under the 1996 equity compensation plan to purchase 7,650,257 shares of our common stock as of January 6, 2003.

Name	Position	Number of Shares Covered by Outstanding Options Granted Under the 1996 Equity Compensation Plan	Percentage of Total Outstanding Options Under the 1996 Equity Compensation Plan
Erez Gissin	Director	20,000	0.26
Robert F. Young	Director	107,220	1.40
Lloyd N. Morrisett	Director	37,500	0.49
Alan Lipton	Director	20,000	0.26
Elliot Noss	Director, President and Chief Executive Officer	1,948,260	25.47
Stanley Stern	Chairman of the Board of Directors	193,050	2.52
Michael Cooperman	Chief Financial Officer and Treasurer	693,725	9.07
Graham Morris	Chief Operating Officer	479,150	6.26
Supriyo Sen	Chief Technology Officer	450,540	5.89
Ann Elliott	Vice President Human Resources	137,288	1.79

        All of our eligible executive officers and our sole employee director, Mr. Noss, have indicated their intention to tender their options in the offer.

Item 4.    Terms of the Transaction.

        Item 4(a) is hereby amended as follows:

        1.    The information set forth in Items 1 and 2(b) above is incorporated herein by reference.

        2.    The last sentence of the first paragraph of Section 3 of the Offer to Exchange ("Procedures for Tendering Options") is amended and restated to read as follows: "If we accept and cancel eligible options tendered for exchange in the offer on February 5, 2003, the new grant will be made on or promptly after August 6, 2003 but no later than August 11, 2003."

        3.    The last sentence of the second paragraph of Section 4 of the Offer to Exchange ("Withdrawal Rights") which read as follows: "Once you have withdrawn your options, you may not retender them." is deleted in its entirety.

        4.    A new fifth paragraph has been added to Section 4 of the Offer to Exchange ("Withdrawal Rights") as follows: "You may not rescind any withdrawal. All options that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange the withdrawn options before the expiration date. To re-elect to exchange all of your withdrawn options, you must submit a new election form to us before the expiration date by following the procedures described in Section 3 of this offer. This new election form must be properly completed, signed and dated after your original election form and after your withdrawal form. You will be bound by the last properly tendered election or withdrawal form we receive before the expiration date."

        5.    The first sentence of the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") is amended and restated to read as follows: "If all conditions have been satisfied or waived, we will accept promptly after the expiration date all properly tendered options that are not validly withdrawn."

        6.    The second sentence of the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") is amended and restated to read as follows: "We may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after January 7, 2003 and before the expiration date, we reasonably determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:"

        7.    The first bullet point in the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") is amended and restated to read as follows: "any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options under the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Tucows or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;"

        8.    The former third imbedded bullet point under the second bullet point in the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") which read as follows: "materially impair the benefits that we believe we will receive from the offer; or" is deleted in its entirety.

        9.    The fifth imbedded bullet point under the third bullet point in the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") is amended and restated to read as follows: "any decrease in excess of 50% of the closing sales price per share of our common stock on the date of the offer as reported by the OTC Bulletin Board maintained by Nasdaq;"

        10.  The former sixth bullet point in the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") which read as follows: "any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer." is deleted in its entirety.

        11.  The former fourteenth paragraph of Section 13 of the Offer to Exchange ("Material U.S. Federal Income Tax Consequences; Material Canadian Federal Income Tax Considerations") which read as follows: "We recommend that you consult your own tax advisor about the federal, state and local U.S. tax consequences of participating in the offer and the tax consequences of participating in the offer if you live or work in a country other than the United States." is deleted in its entirety.

        12.  The former fifteenth paragraph of Section 13 of the Offer to Exchange ("Material U.S. Federal Income Tax Consequences; Material Canadian Federal Income Tax Considerations") which read as follows: "If you choose not to exchange all of your eligible options, we also recommend that you consult with your own tax advisor to determine the tax consequences of the exercise of the eligible options you do not exchange and to the subsequent sale of common stock purchased under these options." has been moved to be the last paragraph of Section 13 of the Offer to Exchange ("Material U.S. Federal Income Tax Consequences; Material Canadian Federal Income Tax Considerations").

        Item 4(b) is hereby amended as follows:

        The information set forth in Items 3(a)(2) and (3) above is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Item 5(e) is hereby amended as follows:

        The information set forth in Items 3(a)(2) and (3) above is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        Item 6(b) is hereby amended as follows:

        The information set forth in Item 2(b)(5) above is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        Item 7(a) is hereby amended as follows:

        The information set forth in Items 2(b)(6) and (7) above is incorporated herein by reference.

        Item 7(b) is hereby amended as follows:

        The information set forth in Items 4(a)(5), (6), (7), (8), (9) and (10) above is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        Item 8(a) is hereby amended as follows:

        The information set forth in Items 3(a)(2) and (3) above is incorporated herein by reference.

        Item 8(b) is hereby amended as follows:

        The information set forth in Items 3(a)(2) and (3) above is incorporated herein by reference.

Item 10.    Financial Statements.

        Item 10(a) is hereby amended as follows:

        The information set forth in Items 2(a)(1) and (2) above is incorporated herein by reference.

Item 11.    Additional Information.

        Item 11(a) is hereby amended as follows:

        The information set forth in Items 3(a)(2) and (3) above is incorporated herein by reference.

Item 12.    Exhibits.

        Two new exhibits, Exhibit (a)(1)(D) ("Memorandum to Eligible Employees, dated January 23, 2003) and Exhibit (a)(1)(E) ("Form of Confirmation to Eligible Employees Electing to Participate in the Offer to Exchange"), are added.

(a)(1)(A)	Offer to Exchange, dated January 7, 2003, as amended.
(a)(1)(B)	Form of Election to Exchange, as amended.
(a)(1)(C)	Form of Letter to Eligible Option Holders.*
(a)(1)(D)	Memorandum to Eligible Employees, dated January 23, 2003.
(a)(1)(E)	Form of Confirmation to Eligible Employees Electing to Participate in the Offer to Exchange.
(b)	Not Applicable.
(d)(1)	Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.*
(d)(2)	Form of Stock Option Agreement pursuant to Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.*
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TUCOWS INC.
/S/ ELLIOT NOSS Elliot Noss President and Chief Executive Officer
Dated: January 23, 2003

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Exchange, dated January 7, 2003, as amended.
(a)(1)(B)	Form of Election to Exchange, as amended.
(a)(1)(D)	Memorandum to Eligible Employees, dated January 23, 2003.
(a)(1)(E)	Form of Confirmation to Eligible Employees Electing to Participate in the Offer to Exchange.

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INTRODUCTION
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INDEX TO EXHIBITS